Orko Silver Corp.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated November 29, 2006 with regards to Registration Statement Amendment #2 on Form 20-F filed on November 20, 2006.

Comment Number	Page	Response

1		Page numbers have been added to the electronic version filed on EDGAR.

2	20, 29, 34, 35

The disclosure regarding the Company’s current interests in its exploration projects has been revised, where the Company’s subsequent acquisition of the remaining 25% of La Preciosa property has been added to the text.

Re the revision to Note 5 of the audited financial statements, as discussed, the audited statements are dated December 22, 2005 representing the final date of the auditor’s field work, whereas the date of the Company’s completion of its acquisition of the final 25% of the La Preciosa property was February 27, 2006, which was subsequent to the filing of the audited statements in Canada. The present wording reflects the Company’s ownership position as of the date of the audit report. We believe that the difference in timing between these dates does not require any amendment of Note 5 to reflect this event. However, the information will be included in the audited financial statements for the year ended October 31, 2006 which are expected to be filed in Canada in February 2007 and will be included in the Company’s 20-F annual report which will be due no later than April 30, 2007.

3	36, 76, 77 35

As disclosed in Note 2(a) and Note 10 to the audited annual financial statements, the Company capitalizes property acquisition costs under Canadian GAAP as well as under U.S. GAAP as per EITF 04-02, but expenses all exploration costs under both Canadian and U.S. GAAP. Therefore, there is no difference in accounting for mineral properties between Canadian and U.S. GAAP and the is no change in the amount shown on each balance sheet. The disclosure in the financial statements Note 10 has been expanded, as well as the discussion of impairment testing.

The U.S. GAAP reconciliation table in the text has been revised.

4	79	The deficit amounts in the Statements of Operation and Deficit in the interim financial statements has been revised.

5	86	The reconciling information addressing net loss difference for the interim financial statements has been added to Note 6 of the interim financial statements.

Sincerely,

/s/  Gary Cope

Gary Cope, President